UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-56276

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

UNICOIN INC.

Full Name of Registrant

TRANSPARENTBUSINESS, INC.

Former Name if Applicable

228 Park Avenue South

Address of Principal Executive Office (Street and Number)

New York, New York 10065

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Unicoin Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2025 within the prescribed time period without unreasonable effort or expense. The delay is primarily due to ongoing management review and finalization of the accuracy and completeness of disclosures related to the Company’s planned utility tokens, including ensuring that the descriptions of such plans are consistent with applicable accounting and regulatory considerations. The Company expects to file its Annual Report on Form 10-K within fifteen calendar days of the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Winn	+510	332-1521
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

●	Discontinued operations, reflecting the divestiture of ITSQuest effective December 31, 2025, including a loss on divestiture of approximately $4.9 million, which had a significant impact on results in 2025 compared to 2024 and is presented separately in the consolidated statements of operations.

●	Other significant factors, such as regulatory and litigation developments and going-concern considerations, are fully disclosed and may affect comparability but are properly reflected in the financial statements.

Unicoin Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By:	/s/ Alex Konanykhin
Alex Konanykhin
Chief Executive Officer

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